UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park

Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In connection with the completion of the restructuring and emergence from Chapter 11 of the United States Bankruptcy Code of Venator Material PLC (the “Company”), on January 31, 2024, the board of directors of the Company approved the Company’s termination of the registration of the Company’s ordinary shares, $0.001 par value per share, under the Securities Exchange Act of 1934, as amended (the “Deregistration”). In connection with the Deregistration, the Company intends to file a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”).

Cautionary Statement Concerning Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of federal securities laws. Words such as “expect,” “anticipate,” “could,” “should,” “intend,” “plan,” “believe,” “seek,” “see,” “may,” “will,” “would,” or “target,” and similar expressions identify forward-looking statements, which include but are not limited to statements related to the filing of a Form 15 with the SEC. We caution you that these statements are not guarantees of future performance and are subject to numerous evolving risks and uncertainties that we may not be able to accurately predict or assess, including those in our risk factors that we identify in our most recent Annual Report on Form 20-F for the year ended December 31, 2022 and any subsequent documents filed or to be filed with the SEC, including the Report on Form 6-K for the quarterly period ended March 31, 2023, filed with the SEC on May 18, 2023.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors, many of which are beyond the Company’s control. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described from time to time in the documents that the Company has filed or may file with the SEC. The risk factors and other factors noted therein could cause results, outcomes, expectations and projections to differ materially from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 2, 2024	VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Name: Sean Pettey
Title: Assistant General Counsel, Corporate and Assistant Secretary

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